September 22, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Short-Term Bond Fund, Inc. (“Registrant”)

  on behalf of the following series and classes:

  T. Rowe Price Short-Duration Income Fund (the “Fund”)

   Investor Class

   I Class (each, a “Class” and together, the “Classes”)

 File Nos.: 002-87568 / 811-3894

Dear Mr. Sutcliffe:

The following is in response to your comments provided on August 28, 2020, regarding the Registrant’s registration statement filed on Form N-1A on July 13, 2020 (the “Registration Statement”). Your comments and our responses are set forth below.

General

Comment: Please provide a reasonable reproduction of these comments along with your response to each comment as a correspondence in EDGAR. Please also include a redline version of the prospectus and statement of additional information (“SAI”) showing how each comment was incorporated (as applicable) in the correspondence filing.

Response: We intend to file a reasonable reproduction of these comments along with our responses to each comment as a correspondence in EDGAR. We intend to also include a redline version of the prospectus and SAI showing how each comment was incorporated (as applicable) in the correspondence filing.

Comment: Fill in all blanks, brackets, and all other missing information in the definitive filing.

Response: We intend to fill in all blanks, brackets, and all other missing information in the definitive filing.

Comment: Please respond to our comments no later than 5 business days before the filing will go effective automatically. If that is not possible, please file an amendment to delay effectiveness in order to provide time to resolve all staff comments.

Response: We intend to respond to your comments no later than 5 business days before the filing will go effective automatically.

Comment: The facing page indicates that the filing will go effective 75 days after the initial filing but the correspondence indicates Oct. 1. Please clarify which is correct and propose a solution.

Response: We intend to file a 485-BXT extending effectiveness until October 1, 2020.

Prospectus

Comment: The name of the Fund is the “Short-Duration Income Fund.” Duration is a concept that is exclusive to fixed income securities. It is the staff’s view that “Short Duration Income” connotes a bond or fixed income fund in the context of Rule 35d-1. Please either conform with an 80% policy in fixed income or explain why this 80% policy should not apply.

Response: The Fund respectfully submits that the name of the Fund does not require an 80% policy in fixed income securities or bonds under Rule 35d-1. The Fund’s name does not include a word or phrase (such as “bond,” “fixed income,” or “debt”) requiring an 80% policy in bonds or fixed income securities. Question 12 of the Frequently Asked Questions on Rule 35d-1i addressed funds that include a specific duration in their name:

The Division has not developed specific guidelines regarding a fund's use of a name, e.g., "short-duration bond fund," suggesting that its bond portfolio has a particular duration. A fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund's prospectus. In developing a definition of a term that suggests a particular portfolio duration, registrants should consider all pertinent references, including, for example, classifications used by mutual fund rating organizations, definitions used in financial publications, and industry indices. Definitions and disclosure inconsistent with common usage are considered inappropriate by the staff. A fund that uses a name suggesting that its bond portfolio has a particular duration is not required to invest at least 80% of its assets in bonds of that duration.

Consistent with the requirements of Rule 35d-1, the Fund has adopted a policy that, “[u]nder normal market conditions, the Fund’s effective duration will be 3 years or less.” We note that, although the Fund does not intend to adopt an 80% policy to invest in bonds or fixed income securities, the Fund intends to invest most of its assets in fixed income securities.

Comment: In the Principal Investment Strategies, the first sentence says, “The Fund invests in a diversified portfolio of short-duration fixed income securities.” The staff’s position is that the Fund should explain the concept of duration and include a brief explanation in the summary section. We note that is included in Item 9, but please add this disclosure to Item 4.

Response: We intend to add the following to the Item 4 disclosure on the Fund’s principal investment strategies section:

Duration is a calculation that seeks to measure the price sensitivity of a bond or a bond fund to changes in interest rates. It is expressed in years and takes into account the time value of cash flows generated over the bond’s life. Future interest and principal payments are discounted to reflect their present value and then multiplied by the number of years they will be received to produce a value expressed in years–the duration.

Since duration can be computed for bond funds, you can estimate the effect of interest rate fluctuations on share prices by multiplying the fund’s duration by an expected change in interest rates. For example, the price of a bond fund with a duration of three years would be expected to fall approximately 3% if interest rates rose by one percentage point.

Comment: It appears that the Fund will invest significantly in CLOs and leveraged loans. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act (October 2016, see pages 154-155). Specifically, in that release, please review the factors included in the release.

Response: The Fund follows a short-duration mandate, and shareholders are expected to hold the Fund for relatively short periods of time, sometimes as an alternative to a cash management vehicle. The Fund therefore anticipates carefully monitoring its overall liquidity on a regular basis to ensure that it can meet anticipated shareholder redemptions. We note that, as of August 31, 2020, 100% of the Fund’s anticipated positions were rated as highly liquid by MSCI’s LiquidityMetrics. Like all T. Rowe Price mutual funds, the Fund has adopted a liquidity risk management program that is reasonably designed to assess and manage liquidity risk. Each T. Rowe Price fund’s board of directors reviews, on at least an annual basis, a written report describing the program’s adequacy and effectiveness. As with all T. Rowe Price mutual funds, the Fund’s liquidity is regularly assessed by our Investment Risk team and the Liquidity Risk Committee. This work involves regular bucketing based on SEC Rule 22e-4 as well as monitoring asset liquidity relative to significant historical redemptions and fund shareholder concentration under both normal and stressed conditions. Although this Fund is new, we note that T. Rowe Price has successfully managed substantial securitized allocations across our multi-sector strategies through several crises (since 1985), including the most recent market volatility in March of 2020.

As stated in the Fund’s prospectus, we expect that the Fund will generally hold cash or cash equivalents to meet redemption requests. The Fund may also use the proceeds from the sale of portfolio securities to meet redemption requests. Although unlikely, the Fund reserves the right to pay redemption proceeds with securities from the its portfolio rather than in cash (redemptions in-kind), as described under the heading “Large Redemptions” in the prospectus. The Fund, along with other T. Rowe Price funds, is a party to an interfund lending exemptive order received from the SEC that permits the T. Rowe Price funds to borrow money from and/or lend money to other T. Rowe Price funds to help the funds meet short-term redemptions and liquidity needs. During periods of deteriorating or stressed market conditions, when an increased portion of the Fund’s portfolio may be composed of holdings with reduced liquidity or lengthy settlement periods, or during extraordinary or emergency circumstances, the fund may be more likely to pay redemption proceeds with cash obtained through interfund lending or short-term borrowing arrangements (if available), or by redeeming a large redemption request in-kind.

The fund anticipates investing heavily in the securitized sector, including residential MBS (“RMBS”), commercial MBS (“CMBS”), and asset-backed securities (“ABS”), including collateralized loan obligations (“CLOs”). While these holdings are expected to comprise a significant portion of the Fund’s portfolio, the Fund’s investments in the securitized sector are expected to consist primarily of investment-grade holdings (A+ average credit quality across the sector; AA+ average credit quality across CLOs in particular), where we feel that we have adequate visibility into the underlying collateral and a high degree of confidence that our principal will be ultimately returned. The Fund’s investments in leveraged loans will be more opportunistic. At times, the Fund may invest approximately 5% - 10% of its portfolio in leveraged loans, and at other times, its investment in leveraged loans will be less material. The Fund considers leveraged loans to be part of the high yield sector (which includes high yield corporate bonds, bank loans, and other below investment-grade instruments), and, as noted in the prospectus, investments in high yield instruments are limited to 35% of net assets.

As requested, we have referenced each of the factors from the Rule 22e-4 adopting release below.

• Existence of an active market for the asset, including whether the asset is listed on an exchange, as well as the number, diversity, and quality of market participants

• Frequency of trades or quotes for the asset and average daily trading volume of the asset (regardless of whether the asset is a security traded on an exchange)

As mentioned above, during normal market conditions, the Fund’s holdings are expected to be highly liquid, ensuring a deep and well-traded market with numerous institutions trading in these investments daily.

• Volatility of trading prices for the asset

• Bid-ask spreads for the asset

The securities within all the fixed income sectors in which the Fund will invest, including investment-grade structured finance sectors (RMBS, CMBS, ABS), generally experience similar price volatility to investment-grade corporate bonds along with similar bid-ask spreads. The lower the rating and the longer the duration, the more price volatility and the wider the bid-ask spreads a security will have. Since this fund will invest primarily in instruments with higher credit quality and shorter duration, we anticipate comparatively lower volatility and narrower bid-ask spreads than funds that invest more heavily in below investment-grade instruments.

• Whether the asset has a relatively standardized and simple structure

• For fixed income securities, maturity and date of issue

The Fund invests in typical fixed income sectors including investment grade securitized, investment grade corporate bonds, as well as lesser amounts in high yield of the same; also included are Treasury notes as well as emerging markets bonds.

• Restrictions on trading of the asset and limitations on transfer of the asset

As mentioned above, as of August 31, 2020, MSCI’s LiquidityMetrics rated 100% of the Fund’s anticipated positions as highly liquid. In compliance with Board approved policies and procedures for classifying and monitoring illiquid securities, the Fund generally considers any restricted securities and securities sold in private placements or otherwise not registered under the Securities Act of 1933 (“1933 Act”) to be illiquid (other than unregistered securities that are eligible for the safe harbor for re-sales to institutional investors pursuant to Rule 144A under the 1933 Act (“Rule 144A Securities”) and commercial paper sold without registration under the 1933 Act in reliance on the exemption afforded by Section 4(2) of the 1933 Act). Rule 144A Securities are subject to review at the time of purchase and are regularly reviewed in accordance with the factors outlined in the adopting release to Rule 22e-4 (and included in this response).

• The size of the fund’s position in the asset relative to the asset’s average daily trading volume and, as applicable, the number of units of the asset outstanding

• Relationship of the asset to another portfolio asset

Until the Fund scales, its position in some of its assets is expected to be relatively small (although certain positions are expected to be relatively large). Similar assets would be tradeable simultaneously and without liquidity concerns under normal market conditions. The Fund will primarily hold investment-grade securities, enabling relatively liquid trading within normal trading volume ranges, given a normal trading environment.

Comment: We note that the portfolio manager information in the prospectus is blank, please complete in the next filing.

Response: We intend to complete the portfolio manager information in the next filing.

Comment: Page 13 of the prospectus includes a discussion of floating rate loans. Please consider whether the expected discontinuation of LIBOR is a Principal Risk for the fund. If you believe it is not, please explain to us why not. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including:

If the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and

How the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: We intend to revise the prospectus to include the discontinuation of LIBOR as a principal risk for the Fund.

Comment: Please 15 of the prospectus includes a reference to “heavy credit enhancements” associated with collateralized loan obligations. Please briefly describe credit enhancements in plain English.

Response: We intend to add a brief discussion of “credit enhancements” to the prospectus.

Comment: Page 23 of the prospectus includes a discussion of “Investments in Other Investment Companies.” Does the fund estimate that acquired fund fees and expenses (“AFFE”) will exceed one basis point? If so, please include AFFE, as required by N-1A.

Response: The fund does not currently anticipate its investments in other investment companies to exceed one basis point.

Statement of Additional Information (“SAI”)

Comment: Page 23 of the SAI (and elsewhere) refers to “inside directors.” N-1A refers to “interested directors,” and most others in the industry also refer to interested directors. To avoid confusion, please use that term. If you feel differently, please explain.

Response: We intend to revise the references to “inside directors” to “interested directors,” for consistency with Form N-1A.

Comment: Part 2 of the SAI includes a recitation of each T. Rowe Price funds’ “fundamental policies.” Policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Pursuant to Item 16(c)(iv) of N-1A, please revise to include “industry or group of industries.” Please add “or group of industries,” unless you have a reason not to. Please explain.

Response: The Fund respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The funds submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each fund’s concentration policy is consistent with concentration policies of other fund complexes.i Further, defining “groups of industries” for a non- concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

Lastly, revising the funds’ industry concentration policies to include “group of industries” would materially impact each fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

1 Available at: http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm

2 See, e.g., First American Funds, Inc., Registration Statement filed on Form N-1A on September 18, 2020 (https://www.sec.gov/Archives/edgar/data/0000356134/000089710120000749/faf_485bpos-1.htm); John Hancock Funds II, Registration Statement filed on Form N-1A on September 17, 2020 (https://www.sec.gov/Archives/edgar/data/0001331971/000113322820006101/jhfii-html2991_485bpos.htm); Ashmore Funds, Registration Statement filed on Form N-1A on September 11, 2020 (https://www.sec.gov/Archives/edgar/data/0001498498/000119312520244259/d54800d485bpos.htm); Wisdomtree Trust, Registration Statement filed on Form N-1A on September 10, 2020 (https://www.sec.gov/Archives/edgar/data/0001350487/000119312520243177/d38588d485bpos.htm); American Balanced Fund, Registration Statement filed on Form N-1A on February 28, 2020 (https://www.sec.gov/Archives/edgar/data/4568/000005193120000162/ambal485b.htm); American Century Capital Portfolios, Inc., Registration Statement filed on Form N-1A on July 29, 2020 (https://www.sec.gov/Archives/edgar/data/908186/000090818620000113/accp2020485b.htm).